# JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. It is understood and agreed that the joint filing of the Schedule 13D shall not be construed as an admission that the persons named herein constitute a group for purposes of the Exchange Act. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 11, 2025.

John Hancock Stable Value Fund Collective Investment Trust

By: /s/ Lakeisha Turner

    Lakeisha Turner, Vice President, Global Trust Company, trustee of the John Hancock Stable Value Fund CIT

Global Trust Company

By: /s/Lakeisha Turner

    Lakeisha Turner, Vice President